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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    May & Speh, Inc.
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        (Last)                      (First)                        (Middle)

    1501 Opus Place
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                                   (Street)

    Downers Grove                   Illinois                          60515
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               4/26/98
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  ACXIOM CORPORATION (ACXM)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)      N/A
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X  Form Filed by One Reporting Person
    ____
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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Option (to Buy)(1)             (2)       (2)      Common Stock, par   10,436,929.72     $23.55 (3)      D (4)
                                                  value $.10          (3)
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
Explanation of Responses:


(1) The Reporting Person has entered into that certain Stock Option Agreement (the "Option Agreement") dated as of May 26, 1998 with Acxiom Corporation ("Acxiom") pursuant to which Acxiom has granted the Reporting Person an option to purchase up to 19.9% of the number of shares of common stock, par value $.10 per share of Acxiom issued and outstanding immediately prior to the grant thereof. The Option Agreement was executed in connection with the execution of that certain Agreement and Plan of Merger dated May 26, 1998 among the Reporting Person, Acxiom and ACX Acquisition Co., Inc. (the "Merger Agreement").

(2) The option is exercisable upon the occurrence of a Purchase Event (as defined in the Option Agreement) which, as of the date of this filing, has not occurred. The option expires upon the earliest to occur of (i) the effective time of the closing of the merger contemplated under the Merger Agreement, (ii) six months after the date the option becomes exercisable or (iii) termination of the Merger Agreement in accordance with its terms.

(3) Subject to adjustment as set forth in the Option Agreement.

(4) Prior to the exercise of the option, the Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock which may be purchased upon exercise of the option.


/s/ MAY & SPEH, INC.                 6/4/98
-----------------------------     -------------
MAY & SPEH, INC.
By: Eric Loughmiller
Its: Chief Financial Officer